
Total Pages
43

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form CB

## TENDER OFFER / RIGHTS OFFERING NOTIFICATION FORM
## (AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


07076137

- Securities Act Rule 801 (Rights Offering) ☐
- Securities Act Rule 802 (Exchange Offer) ☐
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☑
- Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7) ☒

Pulse Data Inc.

**(Name of Subject Company)**

Not applicable

**(Translation of Subject Company's Name into English (if applicable))**

Canada

**(Jurisdiction of Subject Company's Incorporation or Organization)**

6818862 Canada Inc.

**(Name of Person(s) Furnishing Form)**



Common Shares

(Title of Class of Subject Securities)

Not applicable

**(CUSIP Number of Class of Securities (if applicable))**

Douglas Cutts
President and Chief Executive Officer
Suite 2400,
639 - 5th Avenue S.W.
Calgary, Alberta T2P 6M9
(403) 237-5559

**(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)**

August 10, 2007

**(Date Tender Offer / Rights Offering Commenced)**

## PART I
## INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

(a) Not Applicable

(b) The following documents amend and/or restate certain documents previously furnished to the U.S. Securities and Exchange Commission on Form CB by 6818862 Canada Inc. with regards to its offer to purchase the Common Shares of Pulse Data Inc.:

- Notice of Variation furnished by 6818862 Canada Inc. dated August 22, 2007, a copy of which is furnished as Exhibit I (1);
- Letter of Acceptance and Transmittal dated August 22, 2007, a copy of which is furnished as Exhibit I (2); and
- 
- Notice of Guaranteed Delivery dated August 22, 2007, a copy of which is furnished as Exhibit I (3).

**Item 2. Informational Legends**

Not Applicable

## PART II
## INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable

(2) Not Applicable

(3) Not Applicable

## PART III
## CONSENT TO SERVICE OF PROCESS

6818862 Canada Inc. filed with the U.S. Securities and Exchange Commission on August 13, 2007 a written irrevocable consent and power of attorney on Form F-X.

**PART IV**
**SIGNATURES**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6818862 CANADA INC.

By Marcia H. Kendrick
Name: Marcia H. Kendrick
Title: Secretary

Date: August 20, 2007

## EXHIBIT INDEX

| Exhibit | Description |
|---|---|
| I (1) | Notice of Variation furnished by 6818862 Canada Inc. dated August 22, 2007. |
| I (2) | Letter of Acceptance and Transmittal dated August 22, 2007. |
| I (3) | Form of Notice of Guaranteed Acceptance dated August 22, 2007. |

**EXHIBIT I (1)**

**NOTICE OF VARIATION**

*This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by the United States Securities and Exchange Commission or any securities regulatory authority in Canada or the United States or any other jurisdiction nor has any securities regulatory authority expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document or the adequacy of the information contained in this document. Any representation to the contrary is unlawful.*

August 22, 2007

# NOTICE OF VARIATION

**by**

**6818862 CANADA INC.,**

**an indirect wholly-owned subsidiary of**

# SEITEL, INC.


SEITEL

**of its**

**OFFER TO PURCHASE FOR CASH**

**all of the outstanding Common Shares**

**of**

# PULSE DATA INC.

**at a price of**

**$3.10 Per Common Share**

6818862 Canada Inc. (the "Offeror"), a corporation incorporated under the laws of Canada and an indirect wholly-owned subsidiary of Seitel, Inc., a corporation incorporated under the laws of the State of Delaware ("Seitel"), hereby gives notice that it has amended its offer dated August 10, 2007 (the "Original Offer") to purchase each issued and outstanding common share of Pulse Data Inc. ("Pulse Data") in order to reflect the adoption by Pulse Data of a shareholder rights plan by, among other things: (i) including in the Offer the rights issued and outstanding under the Pulse Data shareholder rights plan by including such rights in the definition of "Pulse Data Common Shares"; (ii) adding a condition and amending certain of the terms of the Original Offer in response to the adoption of the shareholder rights plan; and (iii) providing additional disclosure with respect to certain recent developments, including the adoption by Pulse Data of the shareholder rights plan. Seitel, ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. (collectively, the "Joint Actors") are acting jointly or in concert with the Offeror in connection with the Original Offer as amended hereby.

**The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on September 18, 2007 (the "Expiry Time") unless the Offer is extended or withdrawn by the Offeror.**

This Notice of Variation should be read in conjunction with the Original Offer and accompanying circular (the "Original Circular") dated August 10, 2007 (the Original Offer and the Original Circular together constitute the "Offer and Circular"). Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular continue to be applicable in all respects. All references to the "Offer" in this Notice of Variation, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery mean the Original Offer as amended hereby, and all references in such documents to the "Circular" mean the Original Circular as amended hereby. Unless the context requires otherwise, capitalized terms used but not defined herein have the respective meanings given to them in the Offer and Circular.

*The Information Agent for the Offer is:*

**Innisfree M&A Incorporated**

6

If you wish to accept the Offer you should either (i) complete and sign the accompanying Letter of Transmittal (printed on **blue** paper) (or a manually signed facsimile copy thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing deposited Pulse Data Common Shares, and any other required documents, to CIBC Mellon Trust Company as depositary (the "Depositary"), at any of its offices specified in the Letter of Transmittal, (ii) deposit your Pulse Data Common Shares under the Offer pursuant to the procedures for book-entry transfer set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance", or (iii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Pulse Data Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee if you wish to deposit your Pulse Data Common Shares under the Offer.

If you wish to deposit your Pulse Data Common Shares under the Offer and (i) the certificates representing your Pulse Data Common Shares are not immediately available, (ii) you cannot deliver the certificates representing Pulse Data Common Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (iii) you cannot comply with the procedures for book-entry transfer on a timely basis, your Pulse Data Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on **yellow** paper). See Section 4 of the Offer to Purchase, "Time and Manner of Acceptance".

All Pulse Data Common Shares taken up under the Offer will be paid for in Canadian dollars only.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth on the back cover of this document. Requests for additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at the Offeror's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Offeror has not authorized anyone to provide any information or make any representation about the Offeror or its affiliates that is different from, or in addition to, the information and representations contained in the Offer or in any materials regarding the Offeror or its affiliates accompanying this document. You should not rely on any information or any representation regarding the Offeror or its affiliates not contained in the Offer and Circular, in this document or in any material accompanying this document.

While the Offer is being made to all Shareholders, this document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in or from, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction. Any holder of Pulse Data Common Shares in a jurisdiction in which such an offer or solicitation is unlawful may collect copies of this document and related documents at the offices of the Depositary set forth on the back cover of this document.

The information contained in this document speaks only as of the date of this document, and the Offeror does not undertake to update any such information, except to reflect a material change in the information previously disclosed as required by applicable law.

**THE OFFER, THE CIRCULAR, THE LETTER OF TRANSMITTAL AND, IF APPLICABLE, THE NOTICE OF GUARANTEED DELIVERY CONTAIN IMPORTANT INFORMATION AND YOU SHOULD CAREFULLY READ THEM IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.**

## NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities regulatory authority, nor has the SEC or any state securities regulatory authority passed upon the accuracy or adequacy of the Offer and Circular. Any representation to the contrary is a criminal offense.

The Offer is being made for the securities of a foreign issuer in accordance with the applicable disclosure requirements in Canada. Shareholders should be aware that these requirements are different from those in force in the United States. The Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Offeror is organized under the laws of Canada, that some of the Offeror's directors reside outside the United States and that all or a substantial portion of the assets of the Offeror and such persons may be located outside the United States. It may be difficult to compel the Offeror and its affiliates to subject themselves to the jurisdiction of a U.S. court or to enforce a judgment obtained from a U.S. court.

To the extent permissible under Canadian and U.S. law, the Offeror, the Joint Actors and their respective nominees, advisors or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, Pulse Data Common Shares outside the United States during the period in which the Offer remains open for acceptance. Any such purchases, or arrangements to purchase, must comply with applicable Canadian rules, including the restriction that such purchases not exceed 5% of the outstanding Pulse Data Common Shares as of the date of the Offer. The Offeror will disclose such purchases, if any, as required by Canadian law or the rules and regulations of the TSX and will also publicly release such information in the United States. Any Pulse Data Common Shares purchased by the Offeror during the Offer other than pursuant to the Offer would be counted in the determination as to whether the Minimum Tender Condition has been fulfilled.

Shareholders in the United States should be aware that the disposition of Pulse Data Common Shares by you as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Offer and Circular and you are encouraged to consult your tax advisors. See Section 18 of the Circular, "Material U.S. Federal Income Tax Considerations" beginning on page 31 thereof, and Section 17 of the Circular, "Material Canadian Federal Income Tax Considerations" beginning on page 28 thereof.

## NOTICE TO HOLDERS OF OPTIONS OR OTHER RIGHTS TO ACQUIRE PULSE DATA COMMON SHARES

The Offer is made only for Pulse Data Common Shares. The Offer is not made for any options, warrants or any other rights (collectively, "Options") to acquire Pulse Data Common Shares (other than SRP Rights (as defined below)). Any holder of Options who wishes to accept the Offer should, to the extent permitted by the terms of such securities and applicable Laws, exercise the Options in order to obtain Pulse Data Common Shares and deposit those Pulse Data Common Shares under the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure (i) that Pulse Data Common Shares to be received upon such exercise will be available for deposit under the Offer no later than the Expiry Time and to enable the holder of such securities to comply with the procedures set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance" or (ii) that the holder of such securities can comply with the procedures referred to in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery". If a holder of Options does not exercise such Options before the Expiry Time, such Options will remain outstanding in accordance with their terms and conditions, including with respect to term of expiration, vesting (including any terms relating to acceleration of vesting) and exercise prices, except that, to the extent permitted, after the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, each Option will represent only the right to receive the amount of cash which the holder of such Option would have been entitled to receive upon the completion of the Compulsory Acquisition or Subsequent Acquisition Transaction, as the case may be, if such holder had exercised such Option immediately prior to such transaction.

The tax consequences to holders of Options of exercising their Options are not described in the Offer and Circular. Holders of Options should consult their tax advisors for advice with respect to potential tax consequences to them in connection with the decision to exercise or not exercise their Options.

## STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in Section 6 of the Circular, "Purpose of the Offer and Seitel's Plans for Pulse Data", in addition to certain statements contained elsewhere in the Offer and Circular, contain forward-looking statements and are prospective. Words such as "anticipates", "expects", "intends", "plans", "forecasts", "projects", "budgets", "believes", "seeks", "estimates", "could", "might", "should", and similar expressions identify forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Offeror to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The Offeror disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

## REPORTING CURRENCY

All references to "$" or "dollars" in the Offer and Circular refer to Canadian dollars, unless otherwise indicated.

The financial information regarding Pulse Data contained in the Offer and Circular is reported in Canadian dollars and, according to Pulse Data, Pulse Data's audited consolidated financial statements and the notes thereto have been prepared in accordance with Canadian GAAP.

## INFORMATION CONCERNING PULSE DATA

Except as otherwise indicated, the information concerning Pulse Data contained in the Offer and Circular and herein has been taken from or is based upon publicly available documents and records of Pulse Data on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. None of the Offeror, the Joint Actors or any of their respective directors, officers or general partners assumes any responsibility for the accuracy or completeness of such information, including for any failure by Pulse Data to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or the Joint Actors. None of the Offeror or the Joint Actors has any means of verifying the accuracy or completeness of any of the information contained in the Offer and Circular and herein that is derived from Pulse Data's publicly available documents or records or whether there has been any failure by Pulse Data to disclose events that may have occurred or may affect the significance or accuracy of any information.

## NOTICE OF VARIATION

August 22, 2007

**TO: THE HOLDERS OF PULSE DATA COMMON SHARES**

This Notice of Variation amends and supplements the Offer and Circular dated August 10, 2007, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, each issued and outstanding Pulse Data Common Share.

Except as otherwise set forth in this Notice of Variation, the terms and conditions previously set forth in the Offer and Circular continue to be applicable in all respects. This Notice of Variation should be read in conjunction with the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery.

All references to the "Offer" in this Notice of Variation, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery mean the Original Offer as amended hereby and all references in such documents to the "Circular" mean the Original Circular as amended hereby. Capitalized terms used in this Notice of Variation and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

### 1. Amendments to Certain Defined Terms

*The Offeror has varied certain conditions of the Offer, as described in this Notice of Variation, in order to take into account the adoption by Pulse Data of the Shareholder Rights Plan (as defined below). Accordingly, the definitions of "fully diluted basis", "Letter of Transmittal", "Notice of Guaranteed Delivery" and "Pulse Data Common Share" in the "Definitions" section of the Offer and Circular (found at pages 1 through 3), are deleted in their entirety and replaced by the following, respectively:*

**"fully diluted basis"** means, with respect to the number of outstanding Pulse Data Common Shares at any time, the number of Pulse Data Common Shares that would be outstanding if all rights to acquire Pulse Data Common Shares were exercised, other than those which are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Time, but including, for the purposes of this calculation, all Pulse Data Common Shares issuable upon the exercise of Options, whether vested or unvested, and excluding Pulse Data Common Shares issuable upon the exercise of the SRP Rights.

**"Letter of Transmittal"** means the letter of acceptance and transmittal, dated August 22, 2007, in the form accompanying the Offer and Circular (printed on **blue** paper).

**"Notice of Guaranteed Delivery"** means the notice of guaranteed delivery, dated August 22, 2007, in the form accompanying the Offer and Circular (printed on **yellow** paper).

**"Pulse Data Common Share"** means a common share in the capital of Pulse Data, together with the associated SRP Right.

All references in the Offer and Circular to the foregoing terms are amended to reflect the foregoing changes.

*The following definitions are added to the "Definitions" section of the Offer and Circular:*

**"Acquiring Person"** has the meaning set forth in Section 7 of this Notice of Variation, "Pulse Data Shareholder Rights Plan".

**"Flip-in Event"** has the meaning set forth in Section 7 of this Notice of Variation, "Pulse Data Shareholder Rights Plan".

**"Rights Certificates"** has the meaning set forth in Section 7 of this Notice of Variation, "Pulse Data Shareholder Rights Plan".

**"Separation Time"** has the meaning set forth in Section 7 of this Notice of Variation, "Pulse Data Shareholder Rights Plan".

**"Shareholder Rights Plan"** means the shareholder rights plan agreement dated as of August 13, 2007 entered into between Pulse Data and the SRP Rights Agent.

**"SRP Exercise Price"** has the meaning set forth in Section 7 of this Notice of Variation, "Pulse Data Shareholder Rights Plan".

**"SRP Rights"** means the rights issued pursuant to the Shareholder Rights Plan.

**"SRP Rights Agent"** means Computershare Trust Company of Canada, the rights agent under the Shareholder Rights Plan.

## 2. Amendments to the Offer

*Section 1 of the Offer to Purchase, "The Offer" (found at page 8 of the Offer and Circular), is amended and supplemented by deleting such section in its entirety and replacing it with the following:*

"**1. The Offer**

Subject to the terms and conditions set forth in Section 2 below and in the Letter of Transmittal and the Notice of Guaranteed Delivery, the Offeror hereby offers to purchase, at a price of $3.10 per share, payable in cash, all of the issued and outstanding Pulse Data Common Shares. The Joint Actors are acting jointly or in concert with the Offeror in connection with the Offer.

Based on publicly available information, the Offeror believes that, as at July 27, 2007, there were approximately 54,456,753 Pulse Data Common Shares outstanding on a non-diluted basis and 59,578,008 Pulse Data Common Shares calculated on a fully diluted basis.

**The Offer is being made at a 11.9% premium to the market price of Pulse Data Common Shares based on the closing price of $2.77 of the Pulse Data Common Shares on the TSX on June 18, 2007, the last trading day prior to the announcement of an offer by Quantum to purchase all of the outstanding Pulse Data Common Shares, which offer was withdrawn on June 28, 2007 and cease traded on June 29, 2007 by the ASC. The Offer also represents a premium of approximately 14.8% over the price of $2.70 per share at which Pulse Data completed the Private Placement on July 27, 2007, and a premium of approximately 3.3% over the closing price of $3.00 of the Pulse Data Common Shares on the TSX on August 9, 2007, which was the last trading day prior to the date hereof.**

The Offer is made only for Pulse Data Common Shares and is not made for any Options to acquire Pulse Data Common Shares, other than SRP Rights. Any holder of Options who wishes to accept the Offer should, to the extent permitted by the terms of such securities and applicable Laws, exercise the Options in order to obtain Pulse Data Common Shares and deposit those Pulse Data Common Shares under the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure (a) that Pulse Data Common Shares to be received upon such exercise will be available for deposit under the Offer no later than the Expiry Time and to enable the holder of such securities to comply with the procedures set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance", or (b) that the holder of such securities can comply with the procedures referred to in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery". Options may be exercised and the Pulse Data Common Shares issued pursuant to such exercise may be deposited under the Offer, to the extent permitted by the terms of such Options.

Shareholders who have deposited Pulse Data Common Shares under the Offer will be deemed to have deposited the SRP Rights associated with such Pulse Data Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

The Offer is an "insider bid" for purposes of Rule 61-501 and Q-27. Neither the Offeror nor the directors or senior officers of the Offeror are aware of the existence of any valuation in respect of Pulse Data that has been made in the 24 months before the date of the Offer. The Offeror is exempt from the valuation requirements of Rule 61-501 and Q-27 as neither the Offeror nor any joint actor with the Offeror has, or has had within the preceding 12 months, any board or management representation in respect of Pulse Data, or has knowledge of any material information concerning Pulse Data or its securities that has not been generally disclosed.

All cash payable under the Offer will be denominated in Canadian dollars.

The Offer will be open for acceptance until the Expiry Time unless withdrawn or extended."

### 3. Amendments to Conditions of the Offer

*Section 2 of the Offer to Purchase, "Conditions of the Offer" (found at pages 8 through 10 of the Offer and Circular), is amended and supplemented by deleting the word "and" at the end of subsection (l), by deleting the period at the end of subsection (m) and replacing it with a semi-colon followed by the word "and", and by adding thereafter the following subsection (n):*

"(n) the Offeror shall have determined in its sole judgment that, on terms and conditions satisfactory to the Offeror, (i) the Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror or the Joint Actors either before or on consummation of the Offer or the purchase of Pulse Data Common Shares under a Compulsory Acquisition or Subsequent Acquisition Transaction, (ii) the Pulse Data Board shall have redeemed all SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Pulse Data Common Shares by the Offeror under the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction, (iii) a final, binding and non-appealable cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of Pulse Data Common Shares or other securities or property upon the exercise of the SRP Rights, (iv) a court of competent jurisdiction shall have made a final, binding and non-appealable order to the effect that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction, or (v) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Pulse Data Common Shares with respect to the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction."

### 4. Amendments to Time and Manner of Acceptance

*Section 4 of the Offer to Purchase, "Time and Manner of Acceptance" (found at pages 11 through 12 of the Offer and Circular), is amended and supplemented by deleting in its entirety the subsection "Acceptance by Letter of Transmittal" on page 11 of the Offer and Circular and replacing it with the following:*

***"Acceptance by Letter of Transmittal***

Shareholders may accept the Offer by delivering to the Depositary for the Offer at its office specified in the Letter of Transmittal (printed on blue paper), so as to arrive there not later than the Expiry Time:

(a) the certificate or certificates representing Pulse Data Common Shares in respect of which the Offer is being accepted or, in the case of book-entry, a Book-Entry Confirmation;

(b) a Letter of Transmittal in the form accompanying the Offer and Circular (or a manually signed facsimile copy), properly completed and manually signed (including any necessary signature guarantees) as required by the instructions and rules contained in the Letter of Transmittal; and

(c) any other relevant documents required by the instructions and rules contained in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Shareholders whose Pulse Data Common Shares are not registered in their name should contact the Information Agent (see the back page of this document for contact information) or their broker, dealer, bank, trust company or other nominee for assistance in depositing their Pulse Data Common Shares.

Shareholders who wish to deposit their Pulse Data Common Shares under the Offer but (a) whose certificates representing Pulse Data Common Shares are not immediately available, (b) who cannot deliver the certificates representing Pulse Data Common Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (c) who cannot comply with the procedures for book-entry transfer on a timely basis, may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery (printed on yellow paper). See Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery".

Unless waived by the Offeror, Shareholders are required to deposit one SRP Right for each Pulse Data Common Share in order to effect a valid deposit of such Pulse Data Common Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Pulse Data, a deposit of Pulse Data Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Pulse Data and received by a Shareholder prior to the time the Shareholder deposits Pulse Data Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Pulse Data Common Shares deposited by such Shareholder must be delivered with the certificate(s) representing the Pulse Data Common Shares. If the Separation Time under the Shareholder Rights Plan occurs before the Expiry Time and Rights Certificates have not been distributed by the time a Shareholder deposits its Pulse Data Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Pulse Data Common Shares constitutes an agreement by the depositing Shareholder to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Pulse Data Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time under the Shareholder Rights Plan occurs before the Expiry Time, that the Depositary receive from the depositing Shareholders, prior to taking up the Pulse Data Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Pulse Data Common Shares deposited by the depositing Shareholders."

## 5. Amendments to Procedure for Guaranteed Delivery

*Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery" (found at page 12 of the Offer and Circular), is amended and supplemented by deleting the word "and" at the end of numbered paragraph "(ii)", by deleting numbered paragraph "(iii)" and by replacing it in its entirety with the following:*

"(iii) the certificate or certificates representing the deposited Pulse Data Common Shares and, if the Separation Time under the Shareholder Rights Plan has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and any other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary, at the address specified in the Letter of Transmittal, by 5:00 p.m. (Toronto time) on or before the third trading day on the TSX after the Expiry Date; and

(iv) in the case of SRP Rights where the Separation Time under the Shareholder Rights Plan has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and all other documents required by such Letter of Transmittal are received at the Toronto office of the Depositary, at the address specified in the Letter of Transmittal, by 5:00 p.m. (Toronto time) on or before the third trading day on the TSX after Rights Certificates are distributed to Shareholders."

## 6. Recent Developments

On August 10, 2007, the Offeror delivered to Pulse Data a request for a copy of a list of Shareholders, a list of holders of Options, a list of non-objecting beneficial owners of such securities, and updates in respect of such information as the Offeror is entitled under applicable Laws. On that date, ValueAct Capital and ValueAct Capital III also issued a press release announcing the decision of the Offeror to make the Offer and filed on SEDAR an early warning report.

Also on August 10, 2007, the Offeror and Seitel filed on SEDAR the Offer and Circular, as well as the letter of transmittal and notice of guaranteed delivery referred to therein.

On August 13, 2007, the Offeror and Seitel published advertisements in the Globe and Mail and in La Presse announcing the commencement on such date of the Offer.

On August 13, 2007, Pulse Data announced that the Pulse Data Board had reviewed and considered the Offer and unanimously recommended that Shareholders not tender Pulse Data Common Shares under the Offer and that it had adopted the Shareholder Rights Plan. Pulse Data stated that the Pulse Data Board had appointed a special committee to review all strategic alternatives to enhance shareholder value, had retained an independent financial advisor and had established an electronic data room for interested parties. Pulse Data further stated that it was cancelling its previously announced call to discuss its interim results for the quarter ended June 30, 2007.

On August 14, 2007, Pulse Data filed on SEDAR a copy of the Shareholder Rights Plan as well as a material change report in respect of the adoption of such plan.

## 7. Pulse Data Shareholder Rights Plan

On August 13, 2007, Pulse Data announced that the Pulse Data Board approved the adoption of the Shareholder Rights Plan. Set out below is a summary description of the Shareholder Rights Plan based upon public documents filed by Pulse Data with Canadian securities regulatory authorities and is qualified in its entirety by reference to the full text of the Shareholder Rights Plan, which is available at www.sedar.com.

Pursuant to the Shareholder Rights Plan, Pulse Data issued one SRP Right in respect of each outstanding Pulse Data Common Share and authorized the issue of one SRP Right for each Pulse Data Common Share issued thereafter. The SRP Rights are attached to the Pulse Data Common Shares and are not exercisable until the "Separation Time", which is defined under the Shareholder Rights Plan to mean the close of business on the tenth trading day (as such term is defined in the Shareholder Rights Plan) after the earlier of (a) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person (as described below), and (b) the date of the commencement of, or first public announcement of the intent of any person (other than Pulse Data or any of its subsidiaries) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined in the Shareholder Rights Plan). The Separation Time can also be such later date as may from time to time be determined by the Pulse Data Board.

From and after the Separation Time, each SRP Right entitles the holder to purchase one Pulse Data Common Share at a price (the "SRP Exercise Price") of three times the market price, as at the Separation Time, per Pulse Data Common Share (subject to adjustment in certain circumstances). Pursuant to the Shareholder Rights Plan, if a person (an "Acquiring Person") becomes the "Beneficial Owner" (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Pulse Data Common Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid or Competing Permitted Bid) (a "Flip-in Event"), then each SRP Right shall constitute the right to purchase from Pulse Data, upon payment of the SRP Exercise Price, Pulse Data Common Shares having an aggregate market price equal to twice the SRP Exercise Price, for an amount in cash equal to the SRP Exercise Price, subject to anti-dilution adjustments (thereby effectively acquiring the right to purchase Pulse Data Common Shares at a 50% discount). However, SRP Rights held by an Acquiring Person or certain parties related to an Acquiring Person or acting jointly or in concert with an Acquiring Person and certain transferees, would become null and void upon the occurrence of a Flip-in Event. The result would be to significantly dilute the shareholdings of any such acquirer. "Market Price" for a security on any date means the average of the daily closing prices per security for such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding such date (subject to adjustment in certain circumstances).

Until the Separation Time (or the earlier termination or expiration of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the associated Pulse Data Common Shares and will be transferable only together with the associated Pulse Data Common Shares. After the Separation Time, separate certificates evidencing the Rights ("Rights Certificates"), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of Pulse Data Common Shares (other than an Acquiring Person) as of the Separation Time. The SRP Rights will trade separately from the Pulse Data Common Shares after the Separation Time. The Offeror has no reason to believe that the Pulse Data Board will allow the Separation Time to occur prior to the Expiry Time, but no assurances can be given by the Offeror in that regard.

The Shareholder Rights Plan does not apply to certain types of transactions, including "Permitted Bids". A "Permitted Bid" is a take-over bid which, among other things, is made to all Shareholders of record, remains open for at least 60 days and provides that no Pulse Data Common Shares may be taken up unless more than 50% of the aggregate of the then outstanding Pulse Data Common Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan) have been deposited and not withdrawn. Once this condition has been satisfied, the Offeror under a Permitted Bid must make a public announcement of the date the take-over bid would otherwise expire and extend the bid for a period of not less than ten business days (as such term is defined in the Shareholder Rights Plan). The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Pulse Data Board or by a securities regulatory authority or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan.

Under the Shareholder Rights Plan, the Pulse Data Board has the discretion prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid made by means of a take-over bid circular sent to all holders of Pulse Data Common Shares, to waive the application of the Shareholder Rights Plan to such Flip-in Event, provided that such waiver shall automatically constitute a waiver of the application of such provisions to any other Flip-in Event made by means of a take-over bid circular to all holders of Pulse Data Common Shares prior to the expiry of the take-over bid for which a waiver is granted. The Pulse Data Board also has the right, with the prior consent of the holders of Pulse Data Common Shares (or the holders of SRP Rights if the Separation Time has occurred), at any time prior to the occurrence of a Flip-in Event, to redeem all (but not less than all) of the SRP Rights at a redemption price of $0.00001 per SRP Right, subject to certain adjustments.

It is a condition of the Offer that the Offeror shall have determined in its sole judgment that, on terms and conditions satisfactory to the Offeror, (i) the Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror or the Joint Actors either before or on consummation of the Offer or the purchase of Pulse Data Common Shares under a Compulsory Acquisition or Subsequent Acquisition Transaction, (ii) the Pulse Data Board shall have redeemed all SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Pulse Data Common Shares by the Offeror under the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction, (iii) a final, binding and non-appealable cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of Pulse Data Common Shares or other securities or property upon the exercise of the SRP Rights, (iv) a court of competent jurisdiction shall have made a final, binding and non-appealable order to the effect that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction, or (v) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Pulse Data Common Shares with respect to the Offer, a Compulsory Acquisition and a Subsequent Acquisition Transaction.

## 8. Other Amendments to the Offer and Circular

***Offer to Purchase***

*The Offer to Purchase is amended and supplemented by deleting the third paragraph under the heading, "Summary — The Offer" (found at page 4 of the Offer and Circular), and replacing it in its entirety with the following:*

> "The Offer is made only for Pulse Data Common Shares. The Offer is not made for any Options, other than SRP Rights. Any holder of Options who wishes to accept the Offer should, to the extent permitted by the terms of such securities and applicable Laws, exercise the Options in order to obtain Pulse Data Common Shares and deposit those Pulse Data Common Shares under the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure (a) that Pulse Data Common Shares to be received upon such exercise will be available for deposit under the Offer no later than the Expiry Time and to enable the holder of such securities to comply with the procedures set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance" or (b) that the holder of such securities can comply with the procedures referred to in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery"."

*The Offer to Purchase is amended and supplemented by adding as a new final paragraph under the heading, "Summary — Time and Manner of Acceptance" (found at pages 5 and 6 of the Offer and Circular), the following:*

> "Unless waived by the Offeror, Shareholders are required to deposit one SRP Right for each Pulse Data Common Share in order to effect a valid deposit of such Pulse Data Common Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Pulse Data, a deposit of Pulse Data Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time under the Shareholder Rights Plan occurs before the Expiry Time and Rights Certificates have been distributed by Pulse Data and received by a Shareholder prior to the time the Shareholder deposits Pulse Data Common Shares under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Pulse Data Common Shares deposited by such Shareholder must be delivered with the certificate(s) representing the Pulse Data Common Shares. If the Separation Time under the Shareholder Rights Plan occurs before the Expiry Time and Rights Certificates have not been distributed by the time a Shareholder deposits its Pulse Data Common Shares under the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Pulse Data Common Shares constitutes

an agreement by the depositing Shareholder to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Pulse Data Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed. See Section 4 of the Offer to Purchase, "Time and Manner of Acceptance — Acceptance by Letter of Transmittal"."

### *The Circular*

*The Circular is amended and supplemented by deleting the first paragraph under the heading "Purpose of the Offer and Seitel's Plans for Pulse Data — Treatment of Other Securities" in Section 6 of the Circular (found at page 22 of the Offer and Circular), and replacing it in its entirety with the following:*

"The Offer is made only for Pulse Data Common Shares. The Offer is not made for any Options to acquire Pulse Data Common Shares, other than SRP Rights. Any holder of Options who wishes to accept the Offer should, to the extent permitted by the terms of such securities and applicable Laws, exercise the Options in order to obtain Pulse Data Common Shares and deposit those Pulse Data Common Shares under the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure (a) that Pulse Data Common Shares to be received upon such exercise will be available for deposit under the Offer no later than the Expiry Time and to enable the holder of such securities to comply with the procedures set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance" or (b) that the holder of such securities can comply with the procedures referred to in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery". If a holder of Options does not exercise such Options before the Expiry Time, such Options will remain outstanding in accordance with their terms and conditions, including with respect to term of expiration, vesting (including any terms relating to acceleration of vesting) and exercise prices, except that, to the extent permitted, after the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, each Option will represent only the right to receive the amount of cash which the holder of such Option would have been entitled to receive upon the completion of the Compulsory Acquisition or Subsequent Acquisition Transaction, as the case may be, if such holder had exercised such Option immediately prior to such transaction."

*The Circular is amended and supplemented by deleting the first paragraph under the heading "Material Canadian Federal Income Tax Considerations — General" in Section 17 of the Circular (found at page 28 of the Offer and Circular), and replacing it in its entirety with the following:*

"The following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences generally applicable to Shareholders who dispose of their Pulse Data Common Shares pursuant to the Offer and who, for purposes of the Tax Act, hold their Pulse Data Common Shares as capital property, and deal at arm's length and are not affiliated with each of Seitel, the Offeror and Pulse Data at all times up to and including the completion of the Offer. The Pulse Data Common Shares will generally constitute capital property to a holder unless such holder holds such shares in the course of carrying on a business or has acquired such Pulse Data Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is not applicable to a Shareholder who is a "tax shelter investment" under the Tax Act, that is a "financial institution" which is subject to the "mark-to-market" provisions of the Tax Act, or that is a "specified financial institution" as defined in the Tax Act. This summary is based on the assumption that if SRP Rights are acquired by the Offeror, there is no value to the SRP Rights, and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights."

*The Circular is amended and supplemented by adding as a new final paragraph under the heading "Material U.S. Federal Income Tax Considerations — Disposition of Pulse Data Common Shares and Receipt of Cash Pursuant to the Offer" (found at page 32 of the Offer and Circular), the following:*

"*Disposition of SRP Rights.* A U.S. Holder that disposes of SRP Rights following the Separation Time generally will recognize gain or loss equal to the difference between (i) the U.S. dollar value of the amount realized on the disposition of the SRP Rights and (ii) the U.S. Holder's adjusted tax basis (as determined in U.S. dollars) in the SRP Rights disposed of in the Offer. We assume that Pulse Data intended for the adoption of the Shareholder Rights Plan to be treated as a distribution of stock rights that qualifies as tax-free for United States federal income tax purposes. Thus, for purposes of selling SRP Rights, a U.S. Holder's basis in its SRP Rights will generally be zero if the SRP Rights have a value that is less than 15% of the fair market value of the Pulse Data Common Shares unless the U.S. Holder elects otherwise on its tax return for the current taxable year. If the value of the SRP Rights is greater than or equal to 15% of the value of the Pulse Data Common Shares, then a U.S. Holder's basis in its Pulse Data Common Shares will be allocated between its Pulse Data Common Shares and its SRP Rights based on the fair market value of each on the date the SRP Rights are received by a U.S. Holder. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder's holding period for the SRP Rights is more than one year. For this purpose, a U.S. Holder's holding period in its SRP Rights includes its holding period in the Pulse Data Common Shares with respect to which the rights were distributed. Any gain or loss will be U.S. source."

**9. Withdrawal of Deposited Shares**

Shareholders have the right to withdraw Pulse Data Common Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Pulse Data Common Shares".

**10. Take Up of and Payment for Deposited Pulse Data Common Shares**

If all of the conditions referred to in Section 2 of the Offer to Purchase, "Conditions of the Offer" (as amended hereby and, if the Offer is extended or further varied, as amended by each such extension or variation), have been fulfilled or, where permitted, waived prior to the Expiry Time, the Offeror will become obligated (a) to take up the Pulse Data Common Shares that were validly deposited under the Offer and not withdrawn, no later than ten days from the Expiry Date, and (b) to pay as soon as practical for the Pulse Data Common Shares it has taken up, not later than the earlier of (i) the tenth day after the Expiry Date, and (ii) three business days after taking up the Pulse Data Common Shares. See Section 3 of the Offer to Purchase, "Take Up of and Payment for Deposited Pulse Data Common Shares".

**11. Amendments to the Original Offer**

The Original Offer shall be read as amended in order to give effect to the amendments set forth in this Notice of Variation.

**12. Offerees' Statutory Rights**

Securities legislation in certain of the jurisdictions of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Shareholders. However, such rights must be exercised within the time limit prescribed by the securities legislation of the securityholder's province or territory. Shareholders should refer to any applicable provisions of the securities legislation of their respective jurisdictions for the particulars of those rights or consult with a lawyer.

**13. Directors' Approval**

The contents of the Notice of Variation have been approved, and the sending thereof to the Shareholders has been authorized, by the Boards of Directors of the Offeror and Seitel.

## APPROVAL AND CERTIFICATE

The contents of the Notice of Variation have been approved by, and the sending thereof to the Shareholders has been authorized by, the Boards of Directors of each of 6818862 Canada Inc. and Seitel, Inc. The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the securities that are the subject of the Offer.

Dated: August 22, 2007

**6818862 CANADA INC.**

(Signed) PETER H. KAMIN
Chief Executive Officer

(Signed) WILLIAM J. RESTREPO
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER H. KAMIN
Director

(Signed) WILLIAM R. LEAKEY
Director

**SEITEL, INC.**

(Signed) ROBERT D. MONSON
Chief Executive Officer

(Signed) WILLIAM J. RESTREPO
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER H. KAMIN
Director

(Signed) JEFFREY W. UBBEN
Director

*The Depositary for the Offer is:*

**CIBC Mellon Trust Company**

**Toronto**

| **By Mail** | **By Registered Mail, Hand or Courier** |
|---|---|
| P.O. Box 1036<br>Adelaide Street Postal Station<br>Toronto, Ontario<br>M5C 2K4 | 199 Bay Street<br>Commerce Court West<br>Securities Level<br>Toronto, Ontario<br>M5L 1G9 |

Telephone: (416) 643-5500
Toll Free 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

*The Information Agent for the Offer is:*

**Innisfree M&A Incorporated**

501 Madison Avenue
20th Floor
New York, New York 10022

Shareholders Call Toll-Free:
(877) 825-8631 (English speakers)
(877) 825-8777 (French speakers)
Banks and Brokers Call Collect:
(212) 750-5833

**Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.**

# EXHIBIT I (2)

# LETTER OF ACCEPTANCE AND TRANSMITTAL

*The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Depository, the Information Agent, or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (see back page of this document for addresses and telephone numbers).*

August 22, 2007

# LETTER OF ACCEPTANCE AND TRANSMITTAL
## for
## DEPOSIT of SHARES
## of
# PULSE DATA INC.
## pursuant to the Offer dated August 10, 2007
## as amended by the Notice of Variation dated August 22, 2007
## of
## 6818862 CANADA INC.
## an indirect wholly-owned subsidiary of
# SEITEL, INC.

**THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 18, 2007 (THE "EXPIRY TIME") UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.**

This Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly signed in accordance with the instructions set out herein, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares (the "Pulse Data Common Shares") of Pulse Data Inc. ("Pulse Data") and the associated rights issued and outstanding under the shareholder rights plan of Pulse Data (the "SRP Rights" and together with the Pulse Data Common Shares, the "Shares") deposited pursuant to the offer dated August 10, 2007, as amended by the Notice of Variation dated August 22, 2007 (the "Offer"), made by 6818862 Canada Inc. (the "Offeror"), an indirect wholly-owned subsidiary of Seitel, Inc., to holders of Shares ("Shareholders"). Shareholders may also accept the Offer by following the procedures for book-entry transfer established by the Canadian Depository for Securities Limited ("CDS"), provided that a Book-Entry Confirmation through the CDS on-line tendering system pursuant to which book-entry transfers may be effected is received by the Depositary at its offices specified in this Letter of Transmittal prior to the expiration of the Offer. Seitel, Inc., ValueAct Capital Master Fund, L.P., and ValueAct Capital Master Fund III, L.P. are acting jointly or in concert with the Offeror in connection with the Offer. As used in this Letter of Transmittal, the term "Shares" includes Shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon conversion, exchange or exercise of options, warrants or other securities of Pulse Data that are convertible into or exchangeable or exercisable for Shares.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer to Purchase (the "Offer to Purchase") and accompanying Circular (the "Circular"), dated August 10, 2007, as amended by the Notice of Variation dated August 22, 2007 (collectively, the "Offer and Circular"), have the meanings ascribed to them in the Offer and Circular.

Shareholders who wish to deposit Shares but (i) whose certificates representing such Shares are not immediately available, (ii) who cannot deliver the certificates representing Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (iii) who cannot comply with the procedures for book-entry transfer on a timely basis, must deposit their Shares according to the guaranteed delivery procedure set forth in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery". See Instruction 2 herein, "Procedure for Guaranteed Delivery".

**This Letter of Transmittal is to be used if certificates representing Shares are to be forwarded herewith. Delivery of this Letter of Transmittal to an address other than set forth below will not constitute a valid delivery to the Depositary.**

**YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW WITH SIGNATURE GUARANTEE IF REQUIRED, AND COMPLETE EITHER THE SUBSTITUTE FORM W-9 SET FORTH BELOW OR THE APPLICABLE FORM W-8. SEE INSTRUCTION 9.**

***Please read carefully the Instructions set forth below before completing this Letter of Transmittal.***

**TO:** **6818862 CANADA INC.**

**AND TO:** **CIBC MELLON TRUST COMPANY (the 'Depositary'), at its offices set out herein**

The undersigned hereby delivers to the Depositary the enclosed certificate(s) representing Pulse Data Common Shares and SRP Rights, if applicable, and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares. The undersigned understands that by depositing Pulse Data Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Pulse Data Common Shares. No additional consideration will be paid for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. Unless waived by the Offeror, holders of Pulse Data Common Shares are required to deposit one SRP Right for each Pulse Data Common Share in order to effect a valid deposit of such Pulse Data Common Shares. The following are the details of the enclosed certificate(s):

*(If space is insufficient please attach a list to this Letter of Transmittal in the form below.)*

**PULSE DATA COMMON SHARES**

| Certificate Number(s)* | Name(s) and Address(es) in which Registered | Number of Pulse Data Common Shares Represented by Certificate | Number of Pulse Data Common Shares Deposited* |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | TOTAL: | | |

**SRP RIGHTS (To be completed if necessary)****

| Certificate Number(s)* | Name(s) and Address(es) in which Registered | Number of SRP Rights Represented by Certificate | Number of SRP Rights Deposited* |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | TOTAL: | | |

* Unless otherwise indicated, the total number of Pulse Data Common Shares and SRP Rights evidenced by all certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer. See Instruction 6 below, "Partial Deposits".

** The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights ("Rights Certificates"): (i) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Pulse Data, a deposit of Pulse Data Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Pulse Data and received by the undersigned prior to the time the undersigned deposits Pulse Data Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Pulse Data Common Shares deposited must be delivered with the certificate(s) representing the Pulse Data Common Shares; or (iii) if the Separation Time under the Shareholder Rights Plan occurs and Rights Certificates are not distributed by the time the undersigned deposits its Pulse Data Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. See Instruction 2, "Procedure for Guaranteed Delivery". Note that in any case, a deposit of Pulse Data Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Pulse Data Common Shares to the Depositary on or before the third trading day on the TSX after the date, if any, that any Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time under the Shareholder Rights Plan occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Pulse Data Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Pulse Data Common Shares deposited by the undersigned.

**IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED,** upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned:

(a) acknowledges receipt of the Offer and Circular;

(b) delivers to the Depositary the enclosed certificate(s) representing Pulse Data Common Shares and Rights Certificate(s), if applicable, and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Pulse Data Common Shares and associated SRP Rights represented by such certificates (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends (other than certain cash dividends), distributions, payments, securities, rights, warrants, assets or other interests including SRP Rights, whether or not separated from the Pulse Data Common Shares (collectively, "Other Securities"), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, except as otherwise indicated in Section 7 of the Offer to Purchase, "Changes in Capitalization of Pulse Data; Dividends and Distributions; Liens";

(c) represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, claims and equities;

(d) represents and warrants that the undersigned owns the Purchased Securities and any Other Securities being deposited within the meaning of applicable securities laws;

(e) represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;

(f) represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(g) directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (i) to mail the cheques representing the amount of cash, if any, to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below; and (ii) to return any certificates for Pulse Data Common Shares and any Rights Certificates not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Pulse Data);

(h) irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all Other Securities declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest) to:

    (i) register or record the transfer of Purchased Securities and Other Securities on the registers maintained by Pulse Data;

(ii) execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of such Purchased Securities and Other Securities, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any Person or Persons as the proxy of such holder in respect of the Purchased Securities for all purposes, including in connection with any meeting (whether annual, special or otherwise and any adjournment thereof) of holders of relevant securities of Pulse Data;

(iii) execute and negotiate any cheques or other instruments representing any Other Securities payable to the undersigned; and

(iv) exercise any rights of the undersigned with respect to such Purchased Securities and Other Securities, all as set forth in this Letter of Transmittal;

and after the date (the "Effective Date") that the Offeror takes up the deposited Pulse Data Common Shares covered by this Letter of Transmittal, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(i) agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Pulse Data and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(j) acknowledges and agrees that if, on or after the date of the Offer, Pulse Data should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Pulse Data Common Shares that is payable or distributable to the holders of the Pulse Data Common Shares on a record date that precedes the date of transfer of the Pulse Data Common Shares into the name of the Offeror or its nominees or transferees on the Pulse Data Common Share register maintained by or on behalf of Pulse Data, then without prejudice to the Offeror's rights under Section 2 of the Offer to Purchase, "Conditions of the Offer": (i) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing holder of Pulse Data Common Shares, and to the extent that such dividends, distributions or payments do not exceed the cash consideration per Pulse Data Common Share payable by the Offeror pursuant to the Offer (as determined by the Offeror), the cash consideration per Pulse Data Common Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (ii) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing holder of Pulse Data Common Shares for the account of the Offeror and shall be promptly remitted and transferred by the depositing holder of Pulse Data Common Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (iii) in the case of any cash dividends, distributions or payments in an amount that exceeds the cash consideration per Pulse Data Common Share payable by the Offeror pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing holder of Pulse Data Common Shares for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing holder of Pulse Data Common Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance in the case of (ii) and (iii) above, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the cash consideration otherwise payable to the non-remitting holders of Pulse Data Common Shares pursuant to the Offer or deduct from the cash consideration to be paid by the Offeror pursuant to the Offer value equal to the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion;

(k) acknowledges and agrees that: (i) if the Separation Time under the Shareholder Rights Plan does not occur before the Expiry Time, a deposit of Pulse Data Common Shares will also constitute a deposit of the associated SRP Rights; (ii) if the Separation Time under the Shareholder Rights Plan occurs before the Expiry Time and Rights Certificates are distributed by Pulse Data to holders of Pulse Data Common Shares prior to the time that the undersigned's Pulse Data Common Shares are deposited pursuant to the Offer, in order for the Pulse Data Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Pulse Data Common Shares deposited must be delivered to the Depositary, (iii) if the Separation Time under the Shareholder Rights Plan occurs before the Expiry Time and Rights Certificates are not distributed by the time that the undersigned deposits its Pulse Data Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery, (iv) in any case, a deposit of Pulse Data Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Pulse Data Common Shares deposited pursuant to the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed; and (v) the Offeror reserves the right to require, if the Separation Time under the Shareholder Rights Plan occurs before the Expiry Time, that the Depositary receive, prior to taking up the Pulse Data Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Pulse Data Common Shares deposited by the undersigned;

(l) covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities or Other Securities to the Offeror;

(m) acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

(n) by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Pulse Data Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

By virtue of the execution of this Letter of Transmittal, the undersigned agrees with the Offeror and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto or hereto, including, without limitation, the Notice of Guaranteed Delivery, be drawn up exclusively in the English language.

*En signant la présente lettre de transmission, le soussigné est réputé d'avoir convenu avec l'initiateur et le dépositaire que tous les contrats découlant de l'offre et de la présente lettre de transmission et tous les documents y afférents incluant, sans limiter la généralité de ce qui précède, l'avis de livraison garantie, soient rédigés exclusivement en anglais.*

**BLOCK A**
ISSUE CHEQUE IN THE NAME OF:
(please print or type)

______________________
(Name)

______________________

______________________
(Street Address and Number)

______________________
(City and Province)

______________________
(Country and Postal Code)

______________________
(Telephone — Business Hours)

______________________
(Social Insurance Number)

**BLOCK B**
SEND CHEQUE
(Unless Block "C" is checked) TO:
(please print or type)

______________________
(Name)

______________________

______________________

______________________
(Street Address and Number)

______________________

______________________
(City and Province)

______________________
(Country and Postal Code)

**BLOCK C**

☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED. (Check box)

**BLOCK D**

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder ______________________ Date of Execution of Notice ______________________

Window Ticket Number (if any)

______________________

Name of Institution which Guaranteed Delivery______________________

**BLOCK E**
**STATUS AS A U.S. SHAREHOLDER**

INDICATE WHETHER YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER.

A "U.S. Shareholder" is any Shareholder that is a resident of the United States or any territory of possession thereof or that is a U.S. person for U.S. federal income tax purposes.

☐ The person signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The person signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

**IF YOU ARE A U.S. SHAREHOLDER OR ACTING ON BEHALF OF A U.S. SHAREHOLDER, IN ORDER TO AVOID U.S. FEDERAL BACKUP WITHHOLDING TAX ON PAYMENTS MADE PURSUANT TO THE OFFER, YOU MUST FURNISH A SUBSTITUTE FORM W-9. (SEE BELOW)**

**SHAREHOLDER SIGNATURE**

Signature guaranteed by (if required under Instruction 4):

| ______________________________ | Dated: ______________________ 2007 |
|---|---|
| ______________________________ | ______________________________ |
| Authorized Signature of Guarantor | Signature of Shareholder or Authorized Representative — See Instructions 3 and 5 |
| ______________________________ | ______________________________ |
| Name of Guarantor (please print or type) | Name of Shareholder (please print or type) |
| ______________________________ | ______________________________ |
| Address of Guarantor (please print or type) | Name of Authorized Representative, if applicable (please print or type) |
| ______________________________ | ______________________________ |
| | Daytime telephone number of Shareholder or Authorized Representative |
| ______________________________ | ______________________________ |
| | Daytime facsimile number of Shareholder or Authorized Representative |
| | ______________________________ |
| | Social Insurance Number of Shareholder |

## INSTRUCTIONS

### 1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the deposited Shares and all other documents required by the terms of the Offer and Circular and this Letter of Transmittal must be received by the Depositary at any of the offices specified on the last page of this Letter of Transmittal no later than 5:00 p.m. (Toronto time), on September 18, 2007, unless the Offer in respect of the Shares is extended or unless the procedure for guaranteed delivery set out in Instruction 2, "Procedure for Guaranteed Delivery", below is used.

(b) **The method used to deliver this Letter of Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary.** The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

If certificates representing deposited Shares are forwarded separately in multiple deliveries to the Depositary, a properly completed and duly signed Letter of Transmittal (or manually signed facsimile hereof) must accompany each such delivery.

### 2. Procedure for Guaranteed Delivery

A Shareholder who wishes to accept the Offer but (i) whose certificates representing Shares are not immediately available, (ii) who cannot deliver the certificates representing Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (iii) who cannot comply with the procedures for book-entry transfer on a timely basis, may nevertheless deposit such Shares under the Offer, provided that all of the following conditions are met:

(a) such deposit is made only at the Toronto office of the Depositary, at the address specified on the last page of this Letter of Transmittal, by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its Toronto office, at the address specified in the Notice of Guaranteed Delivery, at or before the Expiry Time;

(c) the certificate or certificates representing deposited Pulse Data Common Shares and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and any other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary, at the address specified on the last page of this Letter of Transmittal, by 5:00 p.m. (Toronto time) on or before the third trading day on the TSX after the Expiry Date; and

(d) in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary, at the address specified on the last page of this Letter of Transmittal, by 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

**"Eligible Institution"** means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers

Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

**The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary only at the applicable address specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificate(s) to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.**

The Offeror reserves the right to permit the Offer to be accepted and the issue of the Offered Consideration pursuant to the Offer to be completed in a manner other than as set forth in this Instruction 2 and in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery", and subject to any required extensions and announcements if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with all applicable Laws.

### 3. Signatures

This Letter of Transmittal must be completed and signed by the registered holder of deposited Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5, "Fiduciaries, Representatives and Authorizations").

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

  (i) such deposited certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

  (ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4, "Guarantee of Signatures", below.

### 4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the deposited Shares, or if deposited Shares not purchased are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Pulse Data or if payment is to be issued in the name of a person other than the registered holders(s) of the deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

### 5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

### 6. Partial Deposits

If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, the Depositary will use commercially reasonable efforts to cause new certificate(s) for the number of Shares not deposited to be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

## 7. Right to Withdraw Deposited Pulse Data Common Shares

Except as otherwise provided in this Instruction 7, or in Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Pulse Data Common Shares", all deposits of the Shares under the Offer are irrevocable. The Shares may be withdrawn by or on behalf of a depositing Shareholder (unless otherwise required or permitted by applicable Law):

(a) at any time where the Shares have not been taken up by the Offeror;

(b) at any time before the expiration of ten days from the date of a notice of change (other than a change that is not within the control of the Offeror or its affiliates) or variation (other than a variation consisting solely of (i) the waiver of a condition or (ii) an increase in the consideration offered for Pulse Data Common Shares where the Expiry Time is not extended for more than ten days) in respect of the Offer, but only if the Shares have not been taken up by the Offeror at the date of such notice of change or variation; or

(c) if the Pulse Data Common Shares have not been paid for by the Offeror within three (3) business days after having been taken up.

A notice of withdrawal of deposited Shares must:

(a) be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or electronic facsimile communication);

(b) be made by or on behalf of the depositing Shareholder;

(c) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Shares being withdrawn;

(d) specify that person's name, the number of Shares to be withdrawn, the name of the registered holder, and the certificate number shown on each certificate evidencing the Shares to be withdrawn; and

(e) to be effective, actually be received by the Depositary at the place of deposit within the applicable time limits specified above.

In addition, any signature in the withdrawal notice must be guaranteed in the same manner as in the Letter of Transmittal or Notice of Guaranteed Delivery, except where the Shares were deposited for the account of an Eligible Institution.

Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Shares may be redeposited at any time before the Expiry Time by again following one of the procedures described in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or damages or both in certain circumstances. See Section 20 of the Circular, "Offerees' Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion and such determinations shall be final and binding. None of the Offeror, the Depositary or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

## 8. Stock Transfer Taxes

Except as otherwise provided in this Instruction 8, the Offeror will pay all stock transfer taxes with respect to the transfer and sale of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates for Shares not deposited or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited certificates for Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Pulse Data Common Shares purchased unless evidence satisfactory to the Offeror, in its sole discretion, of the payment of such taxes, or exemption therefrom, is submitted.

## 9. Backup Withholding.

Under U.S. federal income tax law, a Shareholder whose deposited Pulse Data Common Shares are accepted for payment pursuant to the Offer may be subject to backup withholding tax (currently imposed at a rate of 28%) on the gross proceeds of any payment received hereunder. Backup withholding tax is not an additional tax. A Shareholder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such Shareholder's U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such Shareholder may be entitled to a refund, provided that the requisite information is correctly furnished to the U.S. Internal Revenue Service in a timely manner.

### U.S. Shareholders

To prevent backup withholding tax with respect to payments made to a U.S. Shareholder pursuant to the Offer, the U.S. Shareholder is required to timely notify the Depositary of the U.S. Shareholder's taxpayer identification number ("TIN") by completing the enclosed Substitute Form W-9, certifying that the TIN provided on that form is correct (or that such U.S. Shareholder is awaiting receipt of a TIN), and that (a) the U.S. Shareholder has not been notified by the U.S. Internal Revenue Service that the U.S. Shareholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (b) after being so notified, the U.S. Internal Revenue Service has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding.

If the Depositary is not timely provided with the correct TIN, such U.S. Shareholder may be subject to a $50 penalty imposed by the U.S. Internal Revenue Service and payments that are made to such U.S. Shareholder pursuant to the Offer may be subject to backup withholding.

Each U.S. Shareholder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the registered holder of the Shares. If the Shares are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which TIN to report. A U.S. Shareholder who does not have a TIN may write "Applied For" in Part 1 of the Substitute Form W-9 if such U.S. Shareholder has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Shareholder writes "Applied For" in Part I of the Substitute Form W-9, (i) the U.S. Shareholder must also complete the "Certificate of Awaiting Taxpayer Identification Number" below in order to avoid backup withholding on payments made pursuant to the Offer and (ii) payments made will be subject to backup withholding unless the U.S. Shareholder has furnished the Depositary with his or her TIN by the time payment is made. A U.S. Shareholder who writes "Applied For" in Part 1 of the Substitute Form W-9 in lieu of furnishing a TIN should furnish the Depositary with the U.S. Shareholder's TIN as soon as it is received.

Certain U.S. Shareholders (including, among others, all corporations) are not subject to the backup withholding requirements described in this Instruction 9. To avoid possible erroneous backup withholding, a U.S. Shareholder that is exempt from backup withholding should complete the Substitute Form W-9 by providing its correct TIN, signing and dating the form, and checking the "Exempt" box in Part 2 of the form.

### Non-U.S. Shareholders

A Shareholder who is not a resident or citizen of the United States for U.S. federal income tax purposes should submit to the Depositary the appropriate U.S. Internal Revenue Service Form W-8. Generally, a foreign individual or a foreign corporation that is not a pass-through entity for U.S. federal income tax purposes and is not engaged in a trade or business within the U.S. would provide a Form W-8BEN. A foreign entity that is a pass-through entity for U.S. federal income tax purposes and is not engaged in a trade or business within the U.S. would generally provide a Form W-8BEN and/or a Form W-8IMY (which may require additional Forms W-8BEN for each of its beneficial owners), depending on its particular circumstances. A foreign individual or a foreign entity that is engaged in a trade or business within the U.S. may be required to provide a Form W-8ECI. Such U.S. Internal Revenue Service Form W-8 will be provided to you by the Depositary upon request.

**All Shareholders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding and information reporting requirements and to determine which form should be used to avoid backup withholding.**

**10. Miscellaneous**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for deposited Shares, additional certificate numbers and number of deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing holders of Shares signing this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of deposited Shares for payment, except as required by applicable Law.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e) The Offeror will not pay any fees or commissions to any broker or dealer or any other Person for soliciting deposits of Shares pursuant to the Offer except as otherwise set forth in the Offer and Circular (other than to the Depositary).

(f) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

**11. Lost Certificates**

If a Share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Pulse Data's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Share certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Pulse Data's transfer agent may contact you.

**THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF (TOGETHER WITH CERTIFICATES REPRESENTING PULSE DATA COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.**

## TO BE COMPLETED BY U.S. SHAREHOLDERS

(See "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" below)

<table>
<tr><td rowspan="3">SUBSTITUTE<br>Form W-9<br><br>Department of the Treasury Internal Revenue Service<br><br>Payer's Request for Taxpayer Identification Number (TIN)</td><td colspan="2">Please fill out your name and address below:<br>Name: ____________<br>Address (Number and street): ____________<br>____________<br>City, State and Zip Code: ____________<br>____________</td></tr>
<tr><td>Part 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW</td><td>____________<br>Social Security Number<br>OR<br>____________<br>Employer Identification Number</td></tr>
<tr><td colspan="2">Part 2 —<br>Awaiting TIN ☐<br>Exempt ☐</td></tr>
</table>

**CERTIFICATION** — UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien).

**CERTIFICATION INSTRUCTIONS** — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. If you are exempt from backup withholding, check the "Exempt" box in Part 2.

SIGNATURE ____________________ DATE ____________________

NAME (Please Print) ____________________

ADDRESS (Number and street) ____________________

____________________

City, State and Zip Code

**NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28 PERCENT OF ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.**

**U.S. SHAREHOLDERS MUST COMPLETE THE FOLLOWING CERTIFICATE IF THEY CHECKED THE "AWAITING TIN" BOX IN PART 2 OF SUBSTITUTE FORM W-9.**

## CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payer by the time of payment, 28% of all reportable payments made to me will be withheld until I provide a number and that, if I do not provide my taxpayer identification number within 60 calendar days, such retained amounts shall be remitted to the IRS as backup withholding.

| ______________________________ | ______________________________ |
|---|---|
| Signature | Date |

## GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

**Guidelines for Determining the Proper Identification Number to Give the Payer.** — Social Security numbers have nine digits separated by two hyphens: i.e., 000-000-000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

| For this type of account: | Give the NAME and SOCIAL SECURITY or EMPLOYER IDENTIFICATION number of — |
|---|---|
| 1. Individual | The individual |
| 2. Two or more individuals (joint account) | The actual owner of the account or, if combined funds, the first individual on the account[1] |
| 3. Custodian account of a minor (*Uniform Gift to Minors Act*) | The minor[2] |
| 4. a. The usual revocable savings trust (grantor is also trustee) | The grantor-trustee[1] |
| b. So-called trust account that is not a legal or valid trust under state law | The actual owner[1] |
| 5. Sole proprietorship or single-owner LLC | The owner[3] |

| For this type of account: | Give the NAME and EMPLOYER IDENTIFICATION number of — |
|---|---|
| 6. A valid trust, estate, or pension trust | The legal entity[4] |
| 7. Corporate or LLC electing corporate status on Form 8832 | The corporation |
| 8. Association, club, religious, charitable, educational or other tax-exempt organization | The organization |
| 9. Partnership or multi-member LLC | The partnership |
| 10. A broker or registered nominee | The broker or nominee |
| 11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments | The public entity |

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's SSN.

(3) Show the name of the individual owner. Use either SSN or EIN.

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

**NOTE:** *If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.*

## GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 (PAGE 2)

### How to Get a TIN

To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Business Topics. Use Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Form SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.

If you do not have a TIN, write "Applied For" in Part 1, check the "Awaiting TIN" box in Part 2, sign and date the form in the two spaces indicated, and return it to the payer. For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 calendar days to get a TIN and give it to the payer. If the payer does not receive your TIN within 60 calendar days, backup withholding, if applicable, will begin and continue until you furnish your TIN.

*Note:* Writing "Applied For" on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and return it to the payer.

### Payees Exempt from Backup Withholding

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations generally are exempt from backup withholding.

*Note:* If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding. If you are exempt, enter your correct TIN in Part 1, check the "Exempt" box in Part 2, and sign and date the form.

### Exempt Payees.

Backup withholding is not required on any payments made to the following payees:

(1) An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

(2) The United States or any of its agencies or instrumentalities.

(3) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

(4) A foreign government or any of its political subdivisions, agencies, or instrumentalities.

(5) An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

(6) A corporation.

(7) A foreign central bank of issue.

(8) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(9) A futures commission merchant registered with the Commodity Futures Trading Commission.

(10) A real estate investment trust.

(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12) A common trust fund operated by a bank under section 584(a).

(13) A financial institution.

(14) A middleman known in the investment community as a nominee or custodian.

(15) A trust exempt from tax under section 664 or described in section 4947.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. **FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE "EXEMPT" BOX IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.**

**Privacy Act Notice.** Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

**Penalties**

**Failure to Furnish TIN.** If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

**Civil Penalty for False Information With Respect to Withholding.** If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

**Criminal Penalty for Falsifying Information.** Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

**Misuse of TINs.** If the payer discloses or uses TINs in violation of federal law, the payer may be subject to civil and criminal penalties.

**FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.**

*The Depositary for the Offer is:*

**CIBC Mellon Trust Company**
**Toronto**

**By Mail**

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

**By Registered Mail, Hand or Courier**

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

*The Information Agent for the Offer is:*

**Innisfree M&A Incorporated**
501 Madison Avenue
20th Floor
New York, New York 10022

Shareholders Call Toll Free:
(877) 825-8631 (English speakers)
(877) 825-8777 (French speakers)
Banks and Brokers Call Collect:
(212) 750-5833

**Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.**

EXHIBIT I (3)

NOTICE OF GUARANTEED DELIVERY

*This is not a Letter of Acceptance and Transmittal. This Notice of Guaranteed Delivery is for use in accepting the offer by 6818862 Canada Inc. for all of the outstanding common shares (including the associated rights under the Shareholder Rights Plan) of Pulse Data Inc.*

August 22, 2007

# NOTICE OF GUARANTEED DELIVERY
## for Deposit of Shares
## of
# PULSE DATA INC.
## Pursuant to the Offer dated August 10, 2007
## as amended by the Notice of Variation dated August 22, 2007
## of
## 6818862 CANADA INC.
## an indirect wholly-owned subsidiary of
# SEITEL, INC.

**THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 18, 2007 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.**

This Notice of Guaranteed Delivery must be used to accept the offer dated August 10, 2007, as amended by the Notice of Variation dated August 22, 2007 (together, the "Offer"), made by 6818862 Canada Inc. (the "Offeror"), an indirect wholly-owned subsidiary of Seitel, Inc., to purchase all of the outstanding common shares (the "Pulse Data Common Shares") of Pulse Data Inc. ("Pulse Data"), and the associated rights issued and outstanding under the Shareholder Rights Plan of Pulse Data (the "SRP Rights" and, together with the Pulse Data Common Shares, the "Shares") including all Shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon conversion, exchange or exercise of options, warrants or convertible debentures or other securities of Pulse Data that are convertible into or exchangeable or exercisable for Shares, if (i) certificates representing the Shares to be deposited are not immediately available, (ii) the holder of Shares (the "Shareholder") is not able to deliver the certificates representing such Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (iii) the procedures for book-entry transfer cannot be complied with on a timely basis. Seitel, Inc., ValueAct Capital Master Fund, L.P., and ValueAct Capital Master Fund III, L.P. are acting jointly or in concert with the Offeror in connection with the Offer.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by electronic facsimile or mail to the Depositary at the address in Toronto or facsimile number set out below and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery.

**TO: CIBC Mellon Trust Company, as Depositary**

| *By Mail:* | *By Registered Mail, Hand or Courier:* | *By Facsimile Transmission:* |
|---|---|---|
| P.O. Box 1036<br>Adelaide Street Postal Station<br>Toronto, Ontario<br>M5C 2K4 | 199 Bay Street<br>Commerce Court West<br>Securities Level<br>Toronto, Ontario<br>M5L 1G9 | (416) 643-3148 |

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase (the "Offer to Purchase") and accompanying Circular (the "Circular"), dated August 10, 2007, as amended by the Notice of Variation dated August 22, 2007 (collectively, the "Offer and Circular"), have the meanings ascribed to them in the Offer and Circular.

## WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

A Shareholder who wishes to accept the Offer but (i) whose certificates representing Shares are not immediately available, (ii) who cannot deliver the certificates representing Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (iii) who cannot comply with the procedures for book-entry transfer on a timely basis, may nevertheless deposit such Shares under the Offer, provided that all of the following conditions are met:

(a) such deposit is made only at the Toronto office of the Depositary, at the address specified in the Letter of Transmittal, by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its Toronto office, at the address specified in this Notice of Guaranteed Delivery, at or before the Expiry Time; and

(c) the certificate or certificates representing the deposited Pulse Data Common Shares and, if the Separation Time under the Shareholder Rights Plan has occurred prior to the Expiry Time and certificates representing SRP Rights ("Rights Certificates") have been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and any other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary, at the address specified in the Letter of Transmittal, by 5:00 p.m. (Toronto time) on or before the third trading day on the TSX after the Expiry Date; and

(d) in the case of SRP Rights where the Separation Time under the Shareholder Rights Plan has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary, at the address specified on the last page of the Letter of Transmittal, by 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

**"Eligible Institution"** means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

**DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.**

**THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.**

**DO NOT SEND CERTIFICATES REPRESENTING PULSE DATA COMMON SHARES OR SRP RIGHTS WITH THIS NOTICE OF GUARANTEED DELIVERY. SUCH CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.**

TO: 6818862 CANADA INC.

AND TO: CIBC MELLON TRUST COMPANY

The undersigned hereby deposits to the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, receipt of each of which is hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery".

*(If space is insufficient please attach a list to this Notice of Guaranteed Delivery in the form below.)*

**PULSE DATA COMMON SHARES**

| Certificate Number(s)* | Name(s) and Address(es) in which Registered | Number of Pulse Data Common Shares Represented by Certificate | Number of Pulse Data Common Shares Deposited* |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | TOTAL: | | |

**SRP RIGHTS (To be completed if necessary)****

| Certificate Number(s)* | Name(s) and Address(es) in which Registered | Number of SRP Rights Represented by Certificate | Number of SRP Rights Deposited* |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | TOTAL: | | |

* Unless otherwise indicated, all Pulse Data Common Shares and SRP Rights evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer.

** The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights: (i) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Pulse Data, a deposit of Pulse Data Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if Rights Certificates have been distributed by Pulse Data and received by the undersigned prior to the time the undersigned deposits Pulse Data Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Pulse Data Common Shares deposited must be delivered with the certificate(s) representing the Pulse Data Common Shares; or (iii) if the Separation Time under the Shareholder Rights Plan occurs and Rights Certificates are not distributed by the time the undersigned deposits its Pulse Data Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described herein. Note that in any case, a deposit of Pulse Data Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Pulse Data Common Shares to the Depositary on or before the third trading day on the TSX after the date, if any, that any Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time under the Shareholder Rights Plan occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Pulse Data Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Pulse Data Common Shares deposited by the undersigned.

| | |
|---|---|
| Signature(s) of Holder(s) of Shares | Address(es) |
| Name (please print) | Zip Code/Postal Code |
| Date | Telephone Number (business hours) |

**GUARANTEE**
**(Not to be used for signature guarantee)**

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Shares deposited hereby, each in proper form for transfer, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly signed with any required signature guarantees, covering the deposited Shares and all other documents required by the Letter of Transmittal no later than 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

| | |
|---|---|
| Name of Firm | Authorized Signature |
| Address of Firm | Name (please print) |
| Postal Code | Title |
| Telephone Number | Date |

END